Filed pursuant to Rule 433
Registration No. 333-158065
November 14, 2011

HSBC Holdings plc
Pricing Term Sheet:

Issuer:	HSBC Holdings plc

Lead Manager:	HSBC Securities (USA) Inc.

Co-Managers:	ANZ Securities, Inc.
BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Comerica Securities, Inc.
Danske Markets Inc.
Fifth Third Securities, Inc.
ING Financial Markets LLC
Morgan Stanley & Co. Incorporated
nabSecurities, LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
US Bancorp Investment, Inc.
Wells Fargo Securities, LLC

Structure:	Global Fixed Rate Senior Unsecured Notes

Ratings:	Aa2 (neg) /AA- (stable) /AA (stable)*	Aa2 (neg) /AA- (stable) /AA (stable)*

Pricing Date:	November 14, 2011	November 14, 2011

Settlement Date:	November 17, 2011 (T+3)	November 17, 2011 (T+3)

Maturity Date:	January 14, 2022	January 14, 2042

Form of Offering:	SEC Registered Global	SEC Registered Global
Transaction Details:

Principal Amount:	$900,000,000	$750,000,000

Benchmark Treasury:	UST 2.00% due Nov 2021	UST 3.75% due August 2041

Treasury Yield:	2.035%	3.054%

Treasury Price:	99-22	113-17

Re-offer Spread:	UST + 285 basis points	UST + 305 basis points

Coupon:	4.875%	6.100%

Re-offer Yield:	4.885%	6.104%

Issue Price:	99.909%	99.927%

Gross Fees:	0.40%	0.875%

Net Price:	99.509%	99.052%

Total Proceeds to Issuer:	$895,581,000	$742,890,000

Interest Payment Dates:	Semi-annual on each January 14 and July 14, commencing July 14, 2012. (Long first Coupon).	Semi-annual on each January 14 and July 14, commencing July 14, 2012. (Long first Coupon).

Call Features:	NCL	NCL

Day Count Convention:	30/360	30/360

Minimum Denominations:	$2,000 and integral multiples of $1,000 thereafter	$2,000 and integral multiples of $1,000 thereafter

Listing:	NYSE	NYSE

Principal Paying Agent:	HSBC Bank USA, N.A.	HSBC Bank USA, N.A.

CUSIP:	404280 AL3	404280 AM1

ISIN:	US404280AL34	US404280AM17

*	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.